UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Decision on Acquisition of Treasury Shares

On October 28, 2026, the board of directors (the “Board of Directors”) of SK hynix Inc. (the “Company”) approved the Company’s acquisition of treasury shares for the purpose of improving shareholder value and equity-based compensation for executive officers and employees.

1. Number of Treasury Shares to be Acquired	Common shares	14,920,000
Other shares	—
2. Estimated Aggregate Acquisition Value (Won)	Common shares	20,007,720,000,000
Other shares	—
3. Planned Acquisition Period	From	October 29, 2026
To	January 28, 2027
4. Expected Holding Period	From	—
To	—
5. Purpose of Acquisition	Improvement of shareholder value and equity-based compensation for executive officers and employees
6. Method of Acquisition	Open-market purchase
7. Investment Brokerage Agent	SK Securities Co., Ltd. and NH Investment & Securities Co., Ltd.
8. Treasury Shares Held Before Acquisition	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	25,318,968	Percentage of shares (%)	3.47
Other shares	—	Percentage of shares (%)	—
Other Acquisition	Common shares	73	Percentage of shares (%)	0.0
Other shares	—	Percentage of shares (%)	—
9. Date of Acquisition Decision	October 28, 2026
• Attendance of Independent Directors	Present: 6; Absent: 0
• Attendance of Auditors (Audit Committee Members who are not Independent Directors)	—
10. Maximum Daily Purchase Order	Common shares	1,492,000
Preferred shares	—

11. Other Matters Relating to an Investment Decision

•	This decision on acquisition of treasury shares concerns a new acquisition of treasury shares.

•

The “Number of Treasury Shares to be Acquired” set forth in Item 1 above was calculated by dividing the “Estimated Aggregate Acquisition Value (Won)” set forth in Item 2 above by the closing price of the Company’s common shares on the day prior to the date of the resolution by the Board of Directors (October 27, 2026: Won 1,341,000). The actual number of treasury shares acquired may change depending on future movements in the Company’s share price.

•	The “Expected Holding Period” set forth in Item 4 above may change depending on various management conditions, including the Company’s financial status and changes in the market environment.

•

In connection with “Purpose of Acquisition” set forth in Item 5 above, pursuant to the resolution of the Board of Directors on October 28, 2026, the Company intends to acquire treasury shares, of which approximately Won 10 trillion is for the purpose of improving shareholder value and the remaining approximately Won 10 trillion is for the purpose of equity-based compensation, including bonuses for executive officers and employees. However, the amount allocated for compensation for executive officers and employees purposes remains subject to change depending on the Company’s future determination of the size of such compensation.

•

The “Other Acquisition” in “Treasury Shares Held Before Acquisition” set forth in Item 8 above were acquired as a result of the exercise of the clean-up call option relating to the exchangeable bonds issued by the Company on April 11, 2023 in May 2026.

•	The “Date of Acquisition Decision” set forth in Item 9 above is the date of the resolution by the Board of Directors.

•

The “Maximum Daily Purchase Order” set forth in Item 10 above was calculated in accordance with Article 5-5 of the Regulation on Issuance and Disclosure of Securities as the lesser of the greater of (i) and (ii) below and (iii) below:

(i)	10% of the number of shares reported for acquisition: 1,492,000 shares

(ii)	25% of the average daily trading volume for the one-month period preceding the day prior to the date of the resolution by the Board of Directors: 864,904 shares

(iii)	1% of the total number of issued shares: 7,304,923 shares

[Limit on Treasury Share Acquisition Amount]

(Unit: Won)

	Category	Amount
1. Limit on distributable profit under the Commercial Act at the end of the previous fiscal year	Net assets	117,318,562,193,943
	Capital	3,657,652,050,000
	Accumulated capital reserve and earned reserve through the end of the previous fiscal year	9,867,146,544,188
	Unrealized gains prescribed by Presidential Decree	12,239,000,231,484
	Subtotal	91,554,763,368,271
	2. Treasury share acquisition amount since the end of the previous fiscal year	40,008,339,497,230
	3. Dividends and related legal reserve resolved at the General Meeting of Shareholders since the end of the previous fiscal year	1,538,579,052,713
	4. Quarterly or interim dividends and related legal reserve resolved by the Board of Directors since the end of the previous fiscal year	592,366,455,038
	5. Trust contract amount	—
	6. Acquisition cost of treasury shares disposed of since the end of the previous fiscal year (weighted average method)	25,802,387,418
	Total Limit on Treasury Share Acquisition Amount (1-2-3-4-5+6)	49,441,280,750,708

*

The “Limit on distributable profit limit under the Commercial Act at the end of the previous fiscal year” set forth in Item 1 above was prepared based on the Company’s financial statements as of the end of fiscal year 2025.

*	The “Treasury share acquisition amount since the end of the previous fiscal year” set forth in Item 2 above is the book value including brokerage commissions.

[Treasury Shares Held Prior to Decision on Acquisition of Treasury Shares]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	17,377,728	23,693,272	452,032	15,300,000	25,318,968	—
			Other shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Other shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Other shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	17,377,728	23,693,272	452,032	15,300,000	25,318,968	—
			Other shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	—	—	—	—	—	—
			Other shares	—	—	—	—	—	—
		Held by Company	Common shares	—	—	—	—	—	—
			Other shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	—	—	—	—	—	—
			Other shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	73	—	—	73	—
			Other shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	17,377,728	23,693,345	452,032	15,300,000	25,319,041	—
			Other shares	—	—	—	—	—	—

*

The Company acquired 73 treasury shares in May 2026 through a fractional share settlement in connection with the exercise of a clean-up call option relating to the exchangeable bonds issued by the Company on April 11, 2023.

**

The “Beginning” amount above refers to the number of treasury shares held as of January 1, 2026, the beginning of the current fiscal year, and the “End” amount above refers to the number of treasury shares held as of October 28, 2026, the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: October 28, 2026